FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                November 15, 2002

                               Perez Companc S.A.
             (Exact Name of Registrant as Specified in its Charter)

                                Maipu 1, Piso 22
                         (1084) Buenos Aires, Argentina
                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X    Form 40-F
                                     ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes     No X
                                 ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82N/A






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EXHIBIT                                                                    PAGE
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A.             Attached hereto as Exhibit A is a note dated October 8, 2002, announcing the appointment of a new CEO of Perez Companc S.A.


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                                                                       EXHIBIT A


Buenos Aires, October 18, 2002


Messrs.

Comision Nacional de

Valores

Re: Pertinent Information

Dear Sirs:

This is to inform you that as a consequence of the corporate restructuring resulting from the agreement reached between Perez Companc's shareholders and

Petroleo Brasileiro S.A. PETROBRAS group for the transfer of Perez Companc

S.A.'s majority capital stock, yesterday Perez Companc S.A's Board of

Directors resolved to appoint Francisco Roberto Andre Gros as Chairman and

Jorge Marques de Toledo Camargo as Vice Chairman.

In addition, on October 17, 2002 Mario Cesar Lagrosa ceased to render services for the Company and was replaced by Alberto da Fonseca Guimaraes who was appointed as Pecom Energia S.A.'s Chief Executive Officer by the Board of

Directors.

Alberto da Fonseca Guimaraes is a Mechanical Engineer graduated from

Universidad del Estado de San Pablo (UNESP), Brazil, in 1973 and has a

Master's Degree in Business Administration from COPPEAD, Universidad Federal de Rio de Janeiro, Brazil. At Petroleo Brasileiro S.A. PETROBRAS he served as

Business Developments Managing Director, as member of the Business Committee and as coordinator of several asset swap and purchase projects. Formerly and also at Petrobras, he has served as Executive Manager in charge the

Commercialization and Marketing Business Unit in Rio de Janeiro for three years and as Manager in charge of the Refining Business Unit and Commercial

Department in New York and London for seven years.

Sincerely yours.


                                           Jorge de la Rua
                                           Attorney-in-fact



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           PEREZ COMPANC S.A.


Date: November 15, 2002

By: /s/ Jorge de la Rua                    By: /s/ Daniel Eduardo Rennis
    -------------------                        ---------------------------
Name:  Jorge de la Rua                     Name : Daniel Eduardo Rennis
Title: Attorney                            Title: Attorney